

Mail Stop 3561

March 1, 2016

Ronald A. Mayo
Chief Financial Officer
Lee Enterprises, Incorporated
201 N. Harrison Street, Suite 600
Davenport, Iowa 52801

      Re: **Lee Enterprises, Incorporated**
              Form 10-K for the Fiscal Year Ended September 27, 2015
              Form DEF14A filed January 8, 2016
              Form 8-K filed December 11, 2015
              File No. 001-06227

Dear Mr. Mayo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 27, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1. We note from pages 22 and 39 that your presentation of the non-GAAP measures EBITDA and Adjusted EBITDA are reconciled ultimately to operating income (loss) rather than net income. Please revise to reconcile the non-GAAP measures EBITDA and Adjusted EBITDA to net income which represents the most comparable GAAP measure. Refer to the guidance outlined in Question 103.02 of the Compliance and Disclosure Interpretations issued by the Division of Corporation Finance regarding Non-GAAP Financial Measures. The selected Lee Legacy and Pulitzer only financial information on pages 41 and 42 should be similarly revised as well as your earnings releases on Form 8-K.

2. Additionally, please be advised that EBITDA is defined as "earnings before interest, taxes, depreciation and amortization." Measures that are calculated differently should not be characterized as EBITDA and their titles should be distinguished from EBITDA. Please revise your non-GAAP measure presentation accordingly. Refer to the guidance outlined in Question 103.01 of the Compliance and Disclosure Interpretations issued by the Division of Corporation Finance regarding Non-GAAP Financial Measures.

3. Reference is made to your disclosures contained in the first paragraph under the heading NON-GAAP FINANCIAL MEASURES on page 22 in which you state the reasons you believe the presentation of non-GAAP measures are useful to investors and others in generic terms. We do not consider your current disclosures to fully comply with the requirements of Item 10(e)(1)(i) of Regulation S-K as the disclosures should be specific to each non-GAAP financial measure. Please revise to provide the disclosures required by Item 10(e)(1)(i)(C)-(D) of Regulation S-K for each of your non-GAAP financial measures. Please provide us with your revised disclosures as part of your response.

4. Reference is made to Unlevered Free Cash Flow and Free Cash Flow. From page 13, it appears unlevered free cash flow represents a non-GAAP liquidity measure. In this regard, please tell us why operating income is considered the most directly comparable financial measure for reconciliation purposes. Additionally, please be advised that Item 10(e)(1)(ii)(A) of Regulation S-K prohibits "excluding charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures." It appears from your reconciliation on page 39 that certain amounts requiring cash settlement have been included in the measures. Please advise or revise your disclosures and reconciliations accordingly.

Critical Accounting Policies, page 23

5. Reference is made to your Goodwill and Other Intangible Assets critical accounting policy. You disclose that during fiscal 2015 you performed additional quantitative analysis regarding the carrying value of your goodwill and concluded the implied fair value of goodwill was in excess of its carrying value; thus, no impairment was recorded. Please tell us whether you were at risk of failing step one of the impairment test. If so, please consider disclosing the percentage by which fair value exceeded carrying value as of the most recent test. We note that you used a combination of an income and market approach in determining fair value of your business. Rather than simply describing the approaches, please provide the key assumptions used and how such key assumptions were determined. Please consider a discussion of the degree of uncertainty associated with the key assumptions and should be specific to the extent possible. We may have further comment.

Selected Consolidated Financial Information, page 39

6. Please revise the titles of the tables "Selected Consolidated Financial Information" starting on page 39. The current titles of the tables are confusing with the similarly titled "selected financial data" on page 21and give no indication that the information provided is related to the reconciliation of non-GAAP financial measures. The tables should clearly describe their purpose and be easily distinguished from the tables on page 21. The selected Lee Legacy and Pulitzer only financial information on pages 41 and 42 should be similarly revised as well as your earnings releases on Form 8-K.

Selected Lee Legacy Only Financial Information

Selected Pulitzer Only Financial Information, page 42

7. Please revise to clarify your reasons for presenting the separate financial information for the Lee Legacy and Pulitzer operations given that the acquisition of Pulitzer took place in 2005.

Form DEF14A filed January 8, 2016

Appendix A, page 33

8. We note from page 16 that you have presented the non-GAAP measures "cash costs" and "Adjusted EBITDA" and provided a footnote that references your annual report on Form 10-K. Please revise to include reconciliations to the most directly comparable GAAP measure for each of the non-GAAP measures pursuant to Regulation G.

Form 8-K filed December 11, 2015

9. We note from the press release included in exhibit 99.1 that operating cash flow and Adjusted EBITDA are the first measures presented in bullet points of the exhibit. In addition, we note that in the operating results narrative for both the fourth fiscal quarter of 2015 and full fiscal year 2015 narrative you discuss the changes in operating cash flow and Adjusted EBITDA without a balanced discussion of the net income. Please be advised that when you present non-GAAP measures, the most directly comparable GAAP measure should be presented with equal or greater prominence. Please revise your presentation accordingly and include a balanced discussion of the relevant GAAP measures. Refer to Instruction 2 of Item 2.02 of Form 8-K and Item 10(e)(1)(i)(A) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure